FINISAR CORPORATION
1308 Moffett Park Drive
Sunnyvale, California 94089

VIA FACSIMILE (202-942-9585) AND EDGAR

June 14, 2005

Securities and Exchange Commission
Mail Stop 03-06
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Attention: Mr. Tim Buchmiller

Re:	Finisar Corporation, a Delaware Corporation (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-125034)

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 5:00 p.m., Eastern Time, on Tuesday, June 14, 2005, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, the Commission is not foreclosed from taking any action with respect to the registration statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 14, 2005
Page Two

Thank you for your assistance. If you should have any questions, please contact Joe C. Sorenson of DLA Piper Rudnick Gray Cary US LLP, counsel to the Company, at (650) 833-2282.

Very truly yours,

FINISAR CORPORATION

By:	/s/ Stephen K. Workman
Stephen K. Workman
Senior Vice President, Finance
and Chief Financial Officer

cc:	Dennis C. Sullivan, Esq.
Joe C. Sorenson, Esq.